Exhibit 12

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                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 ----------------------------------------------------------------------------------------

                                  (in millions)


                                                                      For the Years Ended December 31
                                                         -----------------------------------------------------------
                                                             2001        2000       1999        1998       1997
                                                         --------- ------------ ---------- ----------- -------------
Earnings
--------
  Income before income taxes                             $(7,584)    $ 8,234     $ 9,854     $24,280    $10,124
  Equity in net (income)/loss of affiliates
  plus dividends from affiliates                             857          99         (12)         87        141
  Adjusted fixed charges a/                               11,257      11,300       9,381       9,161     10,896
                                                         -------     -------     -------     -------    -------
    Earnings                                             $ 4,530     $19,633     $19,223     $33,528    $21,161
                                                         =======     =======     =======     =======    =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                                    $10,894     $10,937     $ 9,065     $ 8,881    $10,559
  Interest portion of rental expense c/                      317         302         258         228        297
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts                     55          55          55          55         55
                                                         -------     -------     -------     -------    -------
    Fixed charges                                         11,266      11,294       9,378       9,164     10,911
Ford preferred stock dividend requirements d/                 22          22          22         121         85
                                                         -------     -------     -------     -------    -------
  Total combined fixed charges
   and preferred stock dividends                         $11,288     $11,316     $ 9,400     $ 9,285    $10,996
                                                         =======     =======     =======     =======    =======
Ratios
------
  Ratio of earnings to fixed charges                         f/          1.7         2.0        3.7e/       1.9

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                     f/          1.7         2.0        3.6e/       1.9


Visteon is excluded from all amounts.

- - - - -
a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
e/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The
    Associates.  Excluding this gain, the ratio is 1.9.
f/ Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges.  The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.

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